Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three and nine months ended July 31, 2018 and 2017

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.

Condensed Consolidated Interim Financial Statements of
For the nine months ended July 31, 2018

(Expressed in United States Dollars)

Notice of No Auditors Review of Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the nine months ended July 31, 2018 which have been prepared by and are the responsibility of the Company’s management.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Continuity of Significant Accounting Policies and Reporting Procedures

5.	Deposits and Other Receivables

6.	Development Costs

7.	Patents

8.	Share Capital, Stock Options and Income (Loss) per Share

9.	Bridge Loans

10.	Income Taxes

11.	Expenses

12.	Management Compensation and Related Party Transactions

13.	Commitments

14.	Contingencies

15.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	July 31,	October 31,
	2018	2017
Assets
Current assets:
Cash	$79,921	$9,189
Deposits and other receivables (Note 5)	90,934	466,170
	170,855	475,359

Property and equipment, net	7,275	9,822
Patents, net (Note 7)	427,179	431,462
	$605,309	$916,643

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,069,084	$1,361,998
Bridge loans (Note 9)	2,741,190	2,489,017
Derivative liability (Note 9)	883,082	489,734
	$4,693,356	$4,340,749
Shareholders' Deficiency
Share capital: (Note 8) Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 244,445,175 common shares (2017: 228,562,711) (Note 8)	$81,365,010	$80,198,194
Equity component of bridge loans (note 9)	152,056	62,050
Contributed surplus	27,501,288	27,360,676
Deficit	(113,106,401)	(111,045,026)
	(4,088,047)	(3,424,106)
	$605,309	$916,643

Going Concern (Note 2)
Commitments (Note 13)
Contingencies (Note 14)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"Alex Dey" (Signed)
Alex Dey, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

For the three and nine months ended July 31,

	Three months Ended July 31		Nine months Ended July 31
	2018	2017	2018	2017

Costs and expenses :
Administration (Note 11)	$63,119	$91,624	$213,930	$238,195
Professional, other fees and salaries (Note 11)	180,528	323,746	571,778	1,226,921
Stock based compensation (Note 8)	140,612	-	140,612	442,206
Development costs (Note 6)	(126,170)	49,156	(56,884)	270,013
Travel and entertainment	21,075	28,533	69,221	92,649
Amortization of property and equipment	842	921	2,545	3,045
Amortization of patents (Note 7)	41,134	33,555	118,253	94,620
Foreign exchange translation	44,552	17,406	121,143	114,415
Loss from operations	365,692	544,941	1,180,599	2,482,064

Other (income) expense
Interest expense (Note 9)	123,254	173,553	346,232	488,667
Accretion expense (Note 9)	533,494	166,958	1,428,108	464,717
Financing costs (Note 9)	33,977	-	181,435	-
(Gain) loss on revaluation of derivative liability (Note 9)	(1,122,960)	(485,171)	(1,079,690)	(727,747)
Net (gain) loss on extinguishment of debt (Note 9)	43,832	-	4,691	-

Net income (loss) before income taxes	22,711	(400,281)	(2,061,375)	(2,707,701)

Income taxes (Note 10)	-	-	-	-

Net income (loss) and comprehensive income (loss)	$22,711	$(400,281)	$(2,061,375)	$(2,707,701)

Loss per share - basic and diluted (Note 8)	-	-	$(0.01)	$(0.01)

Weighted average number of shares (Note 8)	237,596,150	206,057,850	233,464,703	205,115,725

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three and nine months ended July 31,

	Three Months Ended July 31		Nine Months Ended July 31
	2018	2017	2018	2017
Cash flows from operating activities:
Net income (loss)	$22,711	$(400,281)	$(2,061,375)	$(2,707,701)
Adjustments to reconcile income to net cash used in operating activities:
Foreign exchange translation	-	-	-	-
Amortization of patents and intangible assets	41,134	33,555	118,253	94,620
Amortization of property and equipment	842	921	2,545	3,045
Development costs		49,156		270,013
Accretion expense	533,494	166,958	1,428,108	464,717
Net (gain) loss on extinguishment of bridge loans	43,832	-	4,691	-
(Gain) on revaluation of derivative liabilities	(1,122,960)	(485,171)	(1,079,690)	(727,747)
Stock based compensation	140,612	-	140,612	442,206
Increase (decrease) in deposits and other receivables	40,880	(12,857)	603,186	(24,569)
(Decrease) increase in accounts payable and accrued liabilities	(87,773)	220,888	(438,535)	141,480
Net cash used in operating activities	(387,228)	(426,831)	(1,282,205)	(2,043,936)

Cash flows from investing activities:
Purchase of property and equipment	-	-	-	(3,807)
Patents	(29,588)	(37,902)	(113,970)	(105,544)
Net cash used in investing activities	(29,588)	(37,902)	(113,970)	(109,351)

Cash flows from financing activities:
Issue of common shares	270,011	367,739	541,372	649,232
Bridge loans advances	453,760	83,500	1,370,036	1,076,482
Bridge loan repayments	(369,615)	(82,361)	(775,733)	(237,941)
Bridge loan interest accrued	123,254	173,553	346,232	488,667
Subscription received	-	-	-	-
Bridge loan converted in common shares		(78,808)	-	(78,808)
Repayment of advance from related party	-	-	(15,000)
Net cash provided by financing activities	477,410	463,623	1,466,907	1,897,632

Increase (decrease) in cash	60,594	(1,110)	70,732	(255,655)

Cash, beginning of period	19,327	33,583	9,189	288,128

Cash, end of period	$79,921	$32,473 $	79,921 $	32,473

Supplemental cash flow information:
Interest paid (classified in operating activities)	84,666	82,361	237,714	237,941
Shares issued on settlement of accounts payable	-		-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Subscription	Contributed	Equity component	Deficit	Total
	Shares		received	Surplus	of Bridge loan
Balance as at November 1, 2016	204,388,569	$75,855,139	$-	$26,918,470	$23,075.00	$(106,698,826)	$(3,902,142)

Private placement of units for cash	3,333,914	649,232					649,232
Common shares issued against trade payable	307,643	60,108					60,108
Stock based compensation	-	-		442,206			442,206
Subscription received	-	-	-	-			-
Common shares issued against compensation	132,381	21,909					21,909
Bridge loan converted into common shares	379,476	78,808					78,808
Treasury shares cancelled	(750,000)						-
Net loss and comprehensive loss	-	-	-	-	-	(2,707,701)	(2,707,701)
Balance at July 31, 2017	207,791,983	76,665,196	-	27,360,676	23,075	(109,406,527)	(5,357,580)

Balance at November 1, 2017	228,562,711	80,198,194	-	27,360,676	62,050	(111,045,026)	(3,424,106)

Private placement of units for cash	6,409,009	541,372					541,372
Common shares issued against trade payable	79,765	10,649					10,649
Bridge loan converted into common shares	9,393,690	614,795					614,795
Stock compensation expense				140,612			140,612
Bridge loan renewal					90,006		90,006
Net loss and comprehensive loss	-	-	-	-	-	(2,061,375)	(2,061,375)
Balance at July 31, 2018	244,445,175	81,365,010	-	27,501,288	152,056	(113,106,401)	(4,088,047)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on September 29, 2018.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the nine months ended July 31, 2018, the Company reported a net loss and comprehensive loss of $2,061,375 (2017 - $2,707,701) and negative cash flow used in operations of $1,282,205 (2017 - $2,043,936). The Company’s working capital deficiency as at July 31, 2018 is $4,522,501 (as at October 31, 2017 – $3,865,390).

The Company’s success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2018; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended October 31, 2017 issued on March 2, 2018 and which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

These condensed consolidated interim financial statements were approved by the Board of Directors of the Company and authorized for issuance on September 29, 2018.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:
These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s and wholly-owned subsidiaries functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as reported in the audited consolidated financial statements for the year ended October 31, 2017 and unchanged at July 31, 2018. These include estimates and assumptions utilized in determining fair values as required under IFRS, estimates related to the recovery of deferred development costs, capitalization criteria for patents, impairment of long-lived assets, deferred income taxes, functional currency and the assessment of material uncertainties.

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

a)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2017 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the period ending July 31, 2018.

b)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the quarter ending July 31, 2018 from those disclosed at October 31, 2017

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

c)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the period ending July 31, 2018 from those disclosed at October 31, 2017.

d)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of July 31, 2018, the financial risks have not significantly changed since October 31, 2017. The Company continues to closely monitor its working capital position.

e)	New standards and interpretations issued but not yet adopted: The disclosures reported at October 31, 2017 relating to IFRS 15, IFRS 9, IAS7 and IFRS 16 remain valid at July 31, 2018. The Company is currently assessing the impact of these standards which are effective for future reporting periods.

5.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as deposits and other receivables consists of:

	July 31,	October 31,
	2018	2017

Accounts receivable	$10,000	$415,857
Prepaid insurance and other	80,934	50,313
	$90,934	$466,170

The allowance for doubtful accounts on deposit and other receivable was $Nil at July 31, 2018 (at October 31, 2017 $Nil).

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

6.	DEVELOPMENT COSTS

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in development contracts.

The Company anticipates that it may realize commercial economic benefits from the exploitation of these development projects in the future. Development costs incurred since August 2016 have been charged to expense in the period incurred; previously development costs incurred were capitalized. In the nine months ended July 31, 2018 the Company incurred $383,472 (2017: $566,013) of development costs and recovered $ 509,642 (2017: $296,000) from its development partners.

The net recovery of costs reported arises from the timing of when costs are incurred by the Company relative to the timing of reimbursement of such costs by our customers.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

7.	PATENTS

MICROMEM TECHNOLOGIES INC.

Patents

Cost

At November 1, 2016	$621,181

Additions	161,647
Year ended October 31, 2017	$782,828

At November 1, 2017	$782,828

Additions 6 months to April 30	84,382
Additions 3 months to July 31	29,588
Nine months ended July 31, 2018	$896,798

At November 1, 2016	$217,581

Amortization for the year	133,785
Year ended October 31, 2017	$351,366

At November 1, 2017	$351,366

Amortization 6 months to April 30	77,719
Amortization 3 months to July 30	40,534
Nine months ended July 31, 2018	$469,619

Net book value at October 31, 2017	$431,462
Net book value at July 31, 2018	$427,179

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

8.	SHARE CAPITAL, STOCK OPTIONS AND INCOME (LOSS) PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at October 31, 2016	204,388,569	$75,855,139

Private placement of common shares for cash	3,873,223	719,403
Common shares issued on settlement of accounts payable	547,643	107,708
Common shares issued on settlement of compensation	132,381	21,909
Treasury shares cancelled	(750,000)	-
Bridge loans converted	20,370,895	2,536,963
Reallocation from derivative liability for loan converted	-	20,970
Loss on conversion of bridge loan	-	936,102

Balance at October 31, 2017	228,562,711	$80,198,194

Private placement of common shares for cash	6,409,009	541,372
Bridge loans converted (Note 9)	9,393,690	614,794
Shares issued to settle accounts payable	79,765	10,649

Balance at July 31, 2018	244,445,175	$81,365,010

In the three months ended July 31, 2018 the Company completed $ CDN private placements with arms’ length investors in July 2018 and realized proceeds of $335,319 ($270,011 USD). It issued 3,471,122 shares with respect to these private placements. It issued 4,964,881 common shares with respect to the conversion of bridge loans totaling $239,402.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

8.	SHARE CAPITAL, STOCK OPTIONS AND INCOME (LOSS) PER SHARE (Cont’d)

b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan through July 31, 2018 and changes during the periods is as follows:

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$
Outstanding, November 01, 2016	4,395	0.45
Granted	2,890	0.25
Expired	(690)	(0.35)
Outstanding, October 31, 2017	6,595	0.37
Granted	2,200	0.03
Expired	(1,860)	0.35
Outstanding ,July 31, 2018	6,935	0.29

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

8.	SHARE CAPITAL, STOCK OPTIONS AND INCOME (LOSS) PER SHARE (Cont’d)

The Company has the following stock options outstanding at July 31, 2018:

			Weighted
			average
			remaining life
Date of issue	# Issued	Strike Price	(in years)	Expiry Date

February 10, 2014	350,000	0.85	0.5	February 10, 2019
April 25, 2014	205,000	0.64	0.7	April 25, 2019
June 4, 2015	300,000	0.49	1.8	June 4, 2020
August 20, 2015	940,000	0.46	2.1	August 20, 2020
September 30, 2015	250,000	0.40	2.2	September 30, 2020
December 30, 2016	2,690,000	0.25	3.4	December 30, 2021
June 29, 2018	2,200,000	0.10	4.9	June 29, 2023
	6,935,000	0.26

All outstanding options at July 31, 2018 are exercisable. In the 3 months ended July 31, 2018 the Company recorded an expense of $140,612 (2017 – Nil) with respect to stock options issued during the 3 month period. The cost of options issued for the 9 month period ended July 31, 2018 was $140,612 (2017 - $442,206).

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2017	2018
Share price	$0.22	$0.09
Volatility factor (based on historical vol	102%	95%
Risk free interest rate	0.72%	2.07%
Expected life	5 years	5 years
Dividend yield	0%	0%
Forfeiture rate	0%	0%

b)	Income (Loss) Per Share

The calculation of basic and diluted income (loss) per share for the three and nine months ended July 31, 2018 was based on the loss attributable to common shareholders divided by the weighted average number of common shares outstanding. Diluted income (loss) per share does not include the effect of 6,935,000 stock options outstanding as they are anti-dilutive.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

9.	BRIDGE LOANS

2017 Bridge Loans:

1)	The bridge loans outstanding at October 31, 2017 and for the year then ended are summarized as below.

	October 31,2017
	$ USD	$ CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	855,297	1,633,720	2,489,017

Equity portion of bridge loans	62,050	-	62,050

Derivative Liability	207,855	281,879	489,734

Interest payable at October 31, 2017	4,034	45,829	49,863

	Year ended October 31, 2017
	$ USD	$ CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	109,895	1,248,206	1,358,101

Interest expense	165,061	501,184	666,245

(Gain)/loss on conversion/ extinguishment of debt	71,059	938,621	1,009,680

(Gain)/loss on revaluation of derivatives	(93,500)	(1,521,322)	(1,614,822)

2)	The Company completed the following bridge loan transactions in the 2017 fiscal year:

(a)

Certain the 2016 bridge loan were extended on several occasions during 2017, ultimately through October 31, 2017 and thereafter. These exclusions were treated, as appropriate, as either modifications or as extinguishment of the loans with the requisite prescribed accounting measurements reflected.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

(b)

Six of the 2016 bridge loans were converted, into common shares during 2017. The Company reflected a loss on conversion of the bridge loans as appropriate, with the requisite prescribed accounting measurements reflected.

(c)	The Company secured a total of 15 additional $CDN denominated bridge loans in 2017 and realized gross proceeds of $1,223,524. One of these bridge loans was repaid in October 2017.

(d)	The Company secured three additional $USD bridge loans in 2017 and realized gross proceeds of $501,500.

2018 Bridge loans

3)	The bridge loans outstanding at July 31, 2018 and for the three months then ended are summarized as below:

	July 31,2018
	$ USD	$ CDN	Total
	denominated loans	denominated loan
	($US)	($US)

Debt obligations	1,168,311	1,466,502	2,634,813

Equity portion of bridge loans	152,056	-	152,056

Derivative Liability	668,577	214,505	883,082

Interest payable at July 31, 2018	38,778	67,600	106,377

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

	Three months July 31, 2018
	$ USD	$ CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	152,988	380,506	533,494

Interest expense	54,652	68,602	123,254

Net (gain)/loss on extinguishment of debt (1)	48,435	(153,258)	(104,823)

(Gain)/loss on revaluation of derivatives	(156,617)	(966,343)	(1,122,960)

(1)

In the statement of net income (loss) and comprehensive income (loss) this balance is reported net of the foreign exchange loss on conversion/extinguishment of debt. The three month net loss reported at July 31, 2018 is $43,832 (2017: nil).

In 2018 the Company incurred finance fees relating to certain convertible debentures issued to institutional investors; these costs totaled $33,977 for the 3 months ended July 31, 2018 (2017: nil) and $181,435 for the 9 months ended July 31, 2018 (2017: nil).

The Company completed the following loan transactions in the quarter ending July 31, 2018:

a.	It secured five new bridge loans for total gross proceeds of $312,100 from US investors, each loan with a one year term. These loans are convertible at the option of the lender.
b.

It secured three new bridge loans from Canadian investors for total gross proceeds of $197,258, each of the loans have a term of between 4 months and 12 months and are convertible at the option of the lender.

c.	It repaid two loans from Canadian investors at their maturity dates totaling $55,000.
d.	It extended the maturity date of loans from various investors for a period of 4-12 months.
e.	It issued 9,393,690 common shares with respect to the conversion of bridge loans totaling $614,795.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

10.	INCOME TAXES

(a)

At October 31, 2017 the Company had non-capital losses of approximately $28 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of July 31, 2018 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2026	1,899,204	-	1,899,204
2027	1,597,082	-	1,597,082
2028	-	55,419	55,419
2029	1,636,797	463,510	2,100,307
2030	2,208,466	1,880,897	4,089,363
2031	1,330,532	18,526	1,349,058
2032	1,474,575	325,793	1,800,368
2033	1,787,330	157,463	1,944,793
2034	2,585,661	679,089	3,264,750
2035	2,922,022	570,901	3,492,923
2036	3,429,163	441,019	3,870,182
2037	2,416,427	238,033	2,654,460
	$23,287,259	$4,830,650	$28,117,909

(b)

In addition the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

11.	EXPENSES

Administration

The components of general and administration expenses are as follows:

	2018	2017

General and administrative	$30,664	$67,836
Rent and occupancy cost	54,052	53,493
Office insurance	79,422	54,023
Telephone	7,846	9,951
Investor relations, listing and filling fees	41,946	52,892
	$213,930	$238,195

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2018	2017

Professional fees	$125,309	$232,264
Consulting fees	244,009	661,231
Salaries and benefits	202,460	333,426
	$571,778	$1,226,921

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

12.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers, directors and employees of the Company. The total compensation expense to such parties is summarized as:

	Q3	Q3
	2018	2017
Cash compensation	$208,938	$567,354
Stock based compensation	44,740	315,968

	$253,678	$883,322

(b)	In nine months ended July 31, 2018, these parties were awarded a total of 700,000 options at an exercise price of $0.10 (2017: 1,950,000 options at an exercise price of $0.25 per option).

(c)	The CEO of the Company provided a $150,000 bridge loan to the Company in December 2017. This loan is included in the bridge loan summary in Note 9.

13.	COMMITMENTS

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $48,060 CDN, years 2-5: $144,178 CDN.

The Company has certain commitments to 3rd party subcontractors with respect to development projects. These commitments are as follows:

(a)	Commitments due in less than 12 months – approximately $200,000; of which we expect to receive funding from our customers of approximately $260,000.

(b)

The Company entered into a contract with an automotive Tier 1 supplier in 2013 for project development work at an overall cost of approximately $1.8 million. That project was suspended in 2015 and we have not yet recommissioned this work. The Company incurred $262,000 of costs on this project before it was suspended. If the project is reinstated, the Company will have to incur the balance of these costs.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2018 and 2017

14.	CONTINGENCIES

(a)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b)

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

15.	SUBSEQUENT EVENTS

The Company reports the following subsequent events:

1.

Steven Van Fleet resigned as an officer and director of the Company on August 17, 2018 with an effective date of August 31st. As reported in the body of our current reporting, the Company has developed an alternative go forward business plan utilizing other resources.

2.	The Company issued approximately 3 million common shares upon the conversion of $106,000 of convertible debentures.

3.	3 debentures were renewed at their maturity dates representing a total of $118,000 $CDN denominated debentures ($91,450 USD).

4.	The Company secured 2 additional debentures denominated in $CDN for $125,000 (approximately $97,000 USD) and one US denominated debenture for $50,000.

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